NEWS RELEASE

Endeavour Acquires Arroyo Seco Silver Project in Michoacan, Mexico

October 24, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces it has acquired a third district-scale silver project in Mexico, the Arroyo Seco property located in south-eastern Michoacan, to complement the Company’s existing Guanacevi Mines and Parral silver projects.

Arroyo Seco was purchased at auction from Servicio Geologo Mexicano (“SGM”, the Mexican Geological Survey) for US$229,000, payable over 2 years, plus a 1% NSR production royalty. This 1215 hectare (3002 acre) property was first worked in the 1600’s by the Spaniards, who developed 3 small mines, Los Alacranes, San Ignacio and El Zapote.

In recent years, the SGM conducted systematic geological mapping, 38 surface trenches totaling 1200 m3 and 10 diamond drill holes totaling 789 m of core. As a result, the SGM calculated a 16.0 million oz silver resource contained in 0.84 million tonnes (indicated) grading 206 gpt silver (6.0 oz per ton Ag) and 1.51 million tonnes (inferred) grading 215 gpt silver (6.3 oz per ton).

Since this historic resource estimate predates CIM reporting standards and Endeavour has not yet verified it, the Company is not treating this estimate as compliant with NI 43-101 and therefore it should not be relied upon. However, it is clearly relevant to Endeavour’s plans for further exploration on the property.

Arroyo Seco is somewhat unique to Mexico in that the silver mineralization appears to be syn-sedimentary in nature, forming stratiform tabular lenses within three stacked sedimentary layers. Mineralization consists of tetrahedrite, tennantite, argentite, and minor galena, sphalerite, chalcopyrite and pyrite associated with barite, calcite, and quartz in disseminated sulfide zones.

The most prominent mineralized layers are up to 6m thick but average 3.8m thick within certain calcareous siltstone beds. There are also late-stage, narrow, cross-cutting veins containing silver sulfide mineralization.

The three old mines are 2.5 km apart and the property covers 5.0 km along the prospective sedimentary stratigraphy. The favorable mineralized horizons have shallow dips (25 to 50º) paralleling the topography that should make them easier to drill.

The SGM drill holes only tested the mineralized zones to very shallow depths (50 m). Silver mineralization in the most prominent sedimentary layer is exemplified by the drill intercepts in the first two SGM drill holes, as follows:

Hole	From	Length	Silver	Silver	Length
(no)	(m)	(m)	(gpt)	(opt)	(ft)

1	37.15	4.40	220	6.4	14.4
incl.	38.60	2.20	408	11.9	7.2

2	32.60	4.40	263	7.7	14.4
incl.	32.60	2.00	492	14.3	6.6

True widths are approximately equal to core lengths.

Broadly similar syn-sedimentary silver mineralization can be found in other major silver mining districts around the world, including Poland and Montana, but this style of silver mineralization is not generally recognized in Mexico. Endeavour is planning an aggressive exploration program for Arroyo Seco in order to verify the historic estimate and expand the known areas of silver mineralization between the three old mines.

Bradford Cooke, Chairman and CEO, stated, “We are thrilled to be the successful bidder for Arroyo Seco. While there are still a number of unknowns on this intriguing project, the syn-sedimentary nature of the silver mineralization gives Arroyo Seco unusually attractive exploration and mining potential.” Bradford Cooke, M.Sc., P.Geo., is the Qualified Person who reviewed this news release.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

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